Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 4, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	New Director and Officer Appointment

CALGARY, Alberta - The Board of Directors of PetroKazakhstan Inc. (the “Company”) is pleased to announce the appointment of Mr. Graeme G. Phipps as Executive Vice President, Corporate Development and a Director of the Company, effective May 3, 2005.

Mr. Phipps has thirty years of experience in the Canadian and international oil and gas industry including Yemen, North Africa, Nigeria, Indonesia, Malaysia, Australia, Mexico and Columbia. He is a Professional Geologist and Geophysicist and has held management positions previously at Petro-Canada, Nexen and Esso Resources.

It is planned that Mr. Phipps will be appointed President and CEO on September 16, 2005. Mr. Isautier will remain Chairman of the Board.

Mr Isautier commented saying, “Mr. Phipps has achieved spectacular results in his career. We welcome Graeme into our organization and look forward to his successful leadership.”

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the NYSE, in Canada on the TSX, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. PetroKazakhstan’s website can be accessed at www.petrokazakhstan.com.

Neither The Toronto Stock Exchange or any other stock exchange or regulator has approved or disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425

BIOGRAPHY

Graeme G. Phipps
Executive Vice President - Corporate Development

Graeme graduated with distinction from the University of Alberta with a Bachelor of Science, Honours in Geology and Geophysics. He has 30 years of experience in the Canadian and International oil and gas industry with 10 years of senior executive and board experience. His executive experience includes positions as Exploration and International Vice President with Petro-Canada and Vice President of Strategic Planning and Business Development and Vice President Canadian Oil & Gas Division with Nexen. Prior to this he spent 20 years with Esso Resources and Exxon in various management and operational positions.

Graeme’s exploration experience includes the Western Canada Basin, the Beaufort Sea and Arctic Islands, and off the east coast Canada and internationally in the Gulf of Mexico, Alaska, Yemen, North Africa, Nigeria, Colombia, N.W. Shelf of Australia, Indonesia and Malaysia. Additionally he has managed development and production operations in the Western Canada Basin as well as having five years experience in corporate planning and business development including significant acquisition and divestment initiatives.

Graeme has a broad business background and extensive experience, along with well-developed public speaking, presentation and negotiating skills.

Graeme is a director of Tundra Oil and Gas Limited, director, officer and VP Exploration with Ausam Energy Corporation and founding partner of a private international investment fund. Graeme is also an active member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Graeme is 52 years old, married and has two children.

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